United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)
for the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 1-13848
OAKLEY, INC. 401(k) PLAN
(Full title of the plan)
OAKLEY, INC.
(Name of issuer of the securities held pursuant to the plan)

One Icon,
Foothill Ranch, California	92610
(Address of Principal Executive	(Zip Code)
Offices of issuer of securities)
REQUIRED INFORMATION
Item 4. 401(k) Plan Financial Statements
The Oakley Inc. 401(k) Plan financial statements as of and for the years ended December 31, 2006 and 2005, and supplemental schedule for the year ended December 31, 2006, together with the Report of Independent Registered Public Accounting Firm.

OAKLEY, INC. 401(k) PLAN

*	All other schedules required by Section 2520.103-10 the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm
To the Trustees and Participants of
Oakley, Inc. 401(k) Plan
Foothill Ranch, California
     We have audited the accompanying statement of net assets available for benefits of the Oakley, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule. These financial statements and schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2005 were reported on by other auditors whose report dated July 14, 2006 expressed an unqualified opinion on those statements.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Lesley, Thomas, Schwarz & Postma, Inc.
Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 22, 2007

OAKLEY, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments – at fair value (Note 3):
Cash and cash equivalents	$11	$89
Oakley, Inc. common stock	2,560,306	2,002,238
Insurance company general account (Note 5)	3,445,860	2,596,457
Pooled separate accounts	18,926,683	14,951,867
Participant loans receivable	698,323	506,259

Total investments	25,631,183	20,056,910

Receivables:
Company matching contributions	33,367	23,214
Participant contributions	106,380	97,876

Total receivables	139,747	121,090

NET ASSETS AVAILABLE FOR BENEFITS	$25,770,930	$20,178,000

See accompanying notes to these financial statements

OAKLEY, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:

Investment income:
Net appreciation in fair value of investments (Note 3)	$2,777,908	$1,416,198
Interest and dividend income	121,933	96,941

Total investment income	2,899,841	1,513,139

Contributions:
Participants (Note 4)	2,841,908	2,608,140
Company matching (Note 4)	1,089,855	962,764
Rollovers	333,022	251,203

Total contributions	4,264,785	3,822,107

Other income (Note 4)	35,971	26,129

Total additions	7,200,597	5,361,375

DEDUCTIONS:
Benefits paid to participants	1,528,288	1,788,785
Deemed distributions of participant loans	61,236	56,136
Other expenses	18,143	10,973

Total deductions	1,607,667	1,855,894

NET INCREASE	5,592,930	3,505,481

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	20,178,000	16,672,519

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$25,770,930	$20,178,000

See accompanying notes to these financial statements

OAKLEY, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Oakley, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan was established October 1, 1994 and is a deferred compensation and profit sharing plan covering substantially all employees of Oakley, Inc. and certain of its subsidiaries (the “Company” or “Plan Sponsor”) who have completed more than six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The accounting records of the Plan are maintained on the accrual basis.

Contributions—Participants are entitled to defer 1% to 40% of their pretax compensation through contributions to the Plan, up to a maximum of $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. In 2006 and 2005, all employees who are eligible to make pretax deferrals under the Plan and who had attained age 50 before the close of the Plan year were eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Catch-up contributions were limited to $5,000 and $4,000 for the years ended December 31 2006 and 2005, respectively. Participants are not allowed to make any other contributions to the Plan, except for rollover contributions from other retirement plans.

The Company has agreed to contribute $0.50 for each $1.00 contributed by the participant, up to 6% of the participant’s salary and not to exceed $4,000. Certain expenses of the Plan are paid directly by the Company. For the years ended December 31, 2006 and 2005, expenses of $12,657 and $10,248, respectively, were paid by the Company.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participant contributions are fully vested at all times. Participants become 100% vested in Company matching contributions only upon completion of three years of working 1,000 hours or more per year with the Company. Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $21,796 and $39,041, respectively. These accounts will be used to reduce future Company matching contributions. During the year ended December 31, 2006 and 2005, Company matching contributions were reduced by $3,133 and $30,185, respectively, from forfeited nonvested accounts.

Investments—Upon enrollment in the Plan, participants may direct their contributions and their share of Company matching contributions in any of 22 investment options offered by the Plan and Oakley, Inc. common stock. The assets are managed by Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”).

Benefit Distribution—A participant’s account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (“IRS”). Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump-sum distribution.

1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses—The costs of administering the Plan are paid for by the Company, with the exception of fees charged by Prudential, which are applied directly to participants’ accounts.

Death and Disability Benefits—Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

Plan Termination—Although the Company has not expressed any intent to terminate the Plan, the Company has the right, at any time, to declare the Plan terminated completely or terminated as to any of the Company’s divisions, facilities, or operational units. In the event of any such termination of the Plan, the accounts of the affected participants will become fully vested.

Benefits Payable—As of December 31, 2006 and 2005, there were no benefits payable to participants who have withdrawn from the Plan included in net assets available for benefits. Benefits are recognized when paid.

Participant Loans Receivable—The Plan permits participants to borrow certain amounts against their account balances. Such loans can be up to 50% of the participant’s vested account balance, not to exceed a maximum loan amount of $50,000. Such loans bear interest at a fixed rate based upon the prime lending rate at the date of inception of the loan plus 1.0%, and are repaid to the participant’s account over no more than five years, except in the case of loans used to acquire a primary residence. Participant loans are stated at cost, which approximates fair value, and bear interest at rates ranging from 5% to 9.25% at December 31, 2006 and 2005.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates. The Plan utilizes various investment instruments, including investment contracts, pooled separate accounts, and Oakley, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents—Investments purchased with a maturity of three months or less are considered cash equivalents.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for its investment contract in the Guaranteed Income Fund that is valued at contract value, which approximates fair value. Investment gains and losses (realized and unrealized) are included in the net appreciation in fair value of investments in the accompanying financial statements. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year end. Oakley, Inc. common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

New Accounting Pronouncements – As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Plan had no fully benefit-responsive contracts for the years ended December 31, 2006 and 2005.

1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

2.	TAX STATUS

The IRS has determined and informed the Company by letter dated August 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.	INVESTMENTS

The following presents investments of the Plan as of December 31, 2006 and 2005. Investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk:

	2006		2005
Insurance company general account
Guaranteed income fund	$3,445,860	*	$2,596,457	*
Pooled separate accounts
Lifetime 30 Fund	2,702,440	*	1,531,500	*
Oppenheimer Global Fund	2,391,876	*	1,878,837	*
Large Cap Growth / Turner Investment Partners	2,349,557	*	593,154
Dryden S&P 500 Index Fund	1,929,277	*	1,573,860	*
Templeton Growth Account	1,361,054	*	916,500
Other pooled separate accounts	8,192,479		8,458,016
Cash and cash equivalents	11		89
Oakley, Inc. common stock	2,560,306	*	2,002,238	*
Participant loans	698,323		506,259

Total investments	$25,631,183		$20,056,910

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,777,908 and $1,416,198 as follows:

	2006	2005
Pooled separate accounts	$2,067,553	$1,019,797
Oakley, Inc. common stock	710,355	396,401

	$2,777,908	$1,416,198

4.	RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

The information contained in the financial statements differs from the information contained in the Forms 5500 for the years ended December 31, 2006 and 2005 which were prepared on a cash basis. The differences are due to the recording of receivables for participant and Company matching contributions, pending investments, and participant loan disbursements in the financial statements. The following is a reconciliation of the differences as of and for the years ended December 31:

	2006	2005
Net assets per Form 5500	$25,631,183	$20,056,910
December 31, 2006 – receivable not recorded on Form 5500	139,747	—
December 31, 2005 – receivable not recorded on Form 5500	—	121,090

Net assets per financial statements	$25,770,930	$20,178,000

Participant contributions per Form 5500	$2,833,404	$2,584,703
December 31, 2006 – participant receivable not recorded on Form 5500	106,380	—
December 31, 2005 – participant receivable not recorded on Form 5500	(97,876)	97,876
December 31, 2004 – participant receivable not recorded on Form 5500	—	(74,439)

Participant contributions per financial statements	$2,841,908	$2,608,140

Company matching contributions per Form 5500	$1,079,702	$939,550
December 31, 2006 – Company receivable not recorded on Form 5500	33,367	—
December 31, 2005 – Company receivable not recorded on Form 5500	(23,214)	23,214

Company matching contributions per financial statements	$1,089,855	$962,764

Interest on participant loans per Form 5500	$41,837	$27,887
Other income per Form 5500	(5,866)	(1,758)

Other income per financial statements	$35,971	$26,129

Net increase in net assets per Form 5500	$5,574,273	$3,458,830
December 31, 2006 – receivable not recorded on Form 5500	139,747	—
December 31, 2005 – receivable not recorded on Form 5500	(121,090)	121,090
December 31, 2004 – receivable not recorded on Form 5500	—	(74,439)

Net increase in net assets per financial statements	$5,592,930	$3,505,481

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan’s investment contract in the Guaranteed Income Fund is not fully benefit-responsive and has a contract value which approximates fair value of $3,445,860 and $2,596,457 at December 31, 2006 and 2005, respectively. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Prudential has the right to defer transfers or distributions if total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1. If this limit is reached, and distributions or transfers are deferred, Prudential may transfer or distribute the lesser of the amount requested or 10% of the participant’s Guaranteed Income Fund balance as of January 1. The Plan’s investment contract earned interest at 3.7% and 3.3% at December 31, 2006 and 2005, respectively.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investment fund options are managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $12,657 and $10,248 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 127,632 and 136,299 shares, respectively, of common stock of Oakley, Inc., the Plan Sponsor, with a fair value of $2,560,306 and $2,002,238 respectively.
7.	SUBSEQUENT EVENT

On June 20, 2007, the Company announced that it had entered into a definitive merger agreement with Luxottica Group S.p.A. (Luxottica), under which Luxottica will acquire all of the outstanding shares of Oakley, Inc. common stock for a cash purchase price of $29.30 per share. The merger is subject to the approval of Oakley’s shareholders and the satisfaction of other customary conditions, including various governmental approvals.
******

OAKLEY, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment including
	Borrower, Lessor,	Maturity Date, Rate of Interest,
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value
*	Prudential Retirement Insurance	Templeton Growth Account	**	$1,361,054
*	Prudential Retirement Insurance	Small Cap Value/Integrity	**	442,474
*	Prudential Retirement Insurance	Small Cap Growth/Times Square	**	675,938
*	Prudential Retirement Insurance	Prudential Short-Term Fund	**	78,455
*	Prudential Retirement Insurance	Oppenheimer Global Fund	**	2,391,876
*	Prudential Retirement Brokerage Svcs.	Oakley Stock Fund	**	2,560,306
*	Prudential Retirement Insurance	Mid Cap Value / Wellington Management	**	345,687
*	Prudential Retirement Insurance	Mid Cap Growth / Artisan Partners	**	1,227,136
*	Prudential Retirement Insurance	Mid Cap Blend / New Amsterdam Partners	**	922,018
*	Prudential Retirement Insurance	Lifetime 60 Fund	**	63,379
*	Prudential Retirement Insurance	Lifetime 50 Fund	**	260,919
*	Prudential Retirement Insurance	Lifetime 40 Fund	**	972,442
*	Prudential Retirement Insurance	Lifetime 30 Fund	**	2,702,440
*	Prudential Retirement Insurance	Lifetime 20 Fund	**	1,115,611
*	Prudential Retirement Insurance	Large Cap Value / LSV Asset Management	**	1,073,429
*	Prudential Retirement Insurance	Large Cap Growth / Turner Investment Partners	**	2,349,557
*	Prudential Retirement Insurance	Large Cap Blend / Victory Fund	**	92,431
*	Prudential Retirement Insurance	Guaranteed Income Fund	**	3,445,860
*	Prudential Retirement Insurance	Dryden S&P 500 Index Fund	**	1,929,277
*	Prudential Retirement Insurance	Core Plus Bond / BSAM Fund	**	232,492
*	Prudential Retirement Insurance	Core Bond Fund	**	231,744
*	Prudential Retirement Insurance	AP Fund	**	11
*	Prudential Retirement Insurance	American Century International Growth	**	458,324
*	Outstanding Participant Loans	Notes receivable maturing on various dates through 2015, with interest rates ranging from 5% to 9.25%	0	698,323

				$25,631,183

*	Party-in-interest for which a statutory exception exists

**	Historical cost information is not required for participant directed investment funds

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor management has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKLEY, INC. 401(k) PLAN

Date:	June 26, 2007	By:	/s/ Barbary Barry

Barbara Barry
Benefits Administrator
Oakley, Inc.